300 -1055 W. Hastings Street

Vancouver, BC, Canada V6E 2S9

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

BUFFALO APPLIES FOR THIRTEEN NEW URANIUM/GOLD EXPLORATION TENEMENTS IN QUEENSLAND AUSTRALIA

Vancouver, B.C., March 28, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to provide an update on Buffalo’s uranium and gold exploration portfolio.

While Buffalo will remain firmly focused on its core gold project at Mt. Kare in Papua New Guinea, Buffalo has filed applications to enable it to increase exposure to the uranium market by securing a 100% interest in thirteen new uranium and gold prospective tenements in Queensland, Australia through Gold FX Limited (“Gold FX”).

On February 9, 2006, Buffalo announced its acquisition of Gold FX, a private Australian company with gold and uranium exploration assets in Queensland and the Northern Territory of Australia. These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data.

The thirteen new licence applications cover more than 4000 km2 with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland. The target is a hard rock volcanic-type deposit similar to the nearby Maureen Uranium Deposit (1979 indicated resource estimate of 2.38 million tonnes @ 0.12% U3O8 and 0.07% molybdenum) and the Ben Lomond Deposit (43-101 compliant indicated/inferred resource of 1.93 million tonnes @ 0.25% U3O8 and 0.15% Mo).  On the basis of its relatively high average U3O8 grade and its substantial molybdenum credit, Ben Lomond is one of the highest value per tonne uranium resources outside the Athabaska Basin.

In addition to their uranium potential, Buffalo’s licence applications have potential to host large intrusion-related gold deposits such as the Kidston gold deposit.

No known systematic previous exploration for uranium has been carried out in this area due to the prospective bedrock being covered by younger unconsolidated sediments and alluvium coupled with a general lack of uranium exploration in the past 2 to 3 decades due to market conditions.

The licence applications were targeted using airborne geophysical data and geology. Ground was selected after interpretations revealed numerous very large intrusions or cauldron subsidence areas known to be associated with the existing uranium deposits in the district.  Intrusions of the style interpreted within Buffalo’s new applications have also been documented at the Kidston gold deposit.  Preliminary geological interpretation from geophysical data suggests several of Buffalo’s licence applications have the western edge of the intrusion or cauldron subsidence area, which is spatially associated with the uranium mineralisation at the Maureen Deposit.

Buffalo is considering various strategies to realise value from its exploration portfolio while concurrently remaining focussed on its core gold projects.

Mark Dugmore, MAusIMM, is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

________________________________

Damien Reynolds,

Chairman of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

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